Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

		Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings
Income before income taxes	$2,057	$1,973	$1,696	$1,404	$769
Interest expense	165	167	181	199	233
Portion of rents representative of the interest factor	131	134	139	143	140
	$2,353	$2,274	$2,016	$1,746	$1,142
Fixed Charges
Interest expense	$165	$167	$181	$199	$233
Portion of rents representative of the interest factor	131	134	139	143	140
	$296	$301	$320	$342	$373
Ratio of Earnings to Fixed Charges	7.9	7.6	6.3	5.1	3.1